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August 18, 2016

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Jennifer Lopez
Attorney Adviser
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Depomed, Inc. (“Depomed” and, the “Company”)
Revised Preliminary Proxy Statement filed on Schedule 14A filed by Starboard Value LP, et al. (collectively, “Starboard”)
Filed on August 15, 2016 File No. 001-13111

Dear Ms. Lopez:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated as of August 17, 2016 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Starboard and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Revised Preliminary Proxy Statement (the “Proxy Statement”).

General

1.	Please tell us what consideration have you given to including language similar to that of the last two sentences on the penultimate paragraph on page 2 on the proxy card.

Starboard acknowledges the Staff’s comment and has revised the proxy card to include similar language to that of the last two sentences on the penultimate paragraph on page 2 of the Proxy Statement.

Background and Past Contracts, page 7

2.	It has come to our attention that company’s counsel sent you an email indicating that Depomed would provide a one-time waiver to not set a new Request Record Date. Please revise your disclosure accordingly.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

August 18, 2016

Starboard acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. See page 8 of the Proxy Statement.

* * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Meagan M. Reda
Meagan M. Reda

cc:	Jeffrey C. Smith, Starboard Value LP Andrew Freedman, Olshan Frome Wolosky LLP